Commission File No. 000-26668

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                            NOTIFICATION OF LATE FILING

                   FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



Part I - Registrant Information

                        SYSTEMS COMMUNICATIONS, INC.
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                         (Full name of Registrant)

Address of Principal Executive Office:

4707 140th Avenue North, Suite 107, Clearwater, Florida    33762
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Part II - Rules 12b-25 (b) and (c)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


Part III - Narrative

On February 25, 1998, the Company filed a Form 8-K. In that Form 8-K, the Company disclosed that, effective February 20, 1998, Ernst & Young LLP resigned as independant auditor of the Registrant.

On March 4, 1998, the Company engaged Moore Stephens Lovelace, P.L. to audit its consolidated financial statements for the year ended December 31, 1997. As of this date, Moore Stephens Lovelace, P.L. has not had sufficient time to audit the Company's 1997 consolidated financial statements and the Company has not provided Moore Stephens Lovelace, P.L. with all of the information they require to complete the 1997 audit. Upon issuance of the report of Moore Stephens Lovelace, P.L. on the Company's 1997 consolidated financial statements, the Company will promptly file its annual report on Form 10-K for the year ended December 31, 1997.

Part IV - Other Information

(1) Name and Telephone number of person to contact in regard to this notification :
              Edwin B. Salmon               (813)        530-4800
                  (Name)                  (Area code) (Telephone number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                         [X]Yes     [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X]Yes     [ ]No

Explanation of Changes:

The Company filed a Form 8-K on July 25, 1997, which disclosed that it had disposed of various businesses and operating assets. These events are expected to have an adverse effect on the Company's revenues from continuing operations for the year ended December 31, 1997 as compared to 1996. The Company also anticipates reporting lower net losses from continuing operations in 1997 as compared to 1996 due to one-time charges to income in 1996 and one time gains to be recognized in 1997.

Systems Communications, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 1998

By /s/ Edwin B. Salmon, Chairman of the Board